                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             AmeriGas Partners, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

              Common Units, representing limited partner interests
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   030975 10 6
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                               Brendan P. Bovaird
                        Vice President & General Counsel
                                 UGI Corporation
                        P.O. Box 858, 460 No. Gulph Road
                             Valley Forge, PA 19482
                                 (610) 337-1000
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 16, 2002
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 16 Pages)

CUSIP No. 030975 10 6
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     I.R.S. Identification Number of Reporting Person

     UGI Corporation
     IRS Employer Identification No. 23-2668356

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
                                                                         (a) [_]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds

     OO
--------------------------------------------------------------------------------

5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
               7.       Sole Voting Power

Number of
Common Units            0
               -----------------------------------------------------------------
Beneficially
Owned by       8.       Shared Voting Power

Each
Reporting               24,525,004
               -----------------------------------------------------------------
Person
With           9.       Sole Dispositive Power


                        0
----------------------------------------------------------------------------
               10.      Shared Dispositive Power

                        24,525,004
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

      24,525,004
--------------------------------------------------------------------------------

(Page 2 of 16 Pages)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             [_]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

        50.0%
--------------------------------------------------------------------------------

14.  Type of Reporting Person

        HC
--------------------------------------------------------------------------------

CUSIP No. 030975 10 6
--------------------------------------------------------------------------------

1.   Name of Reporting Person
     I.R.S. Identification Number of Reporting Person

     AmeriGas, Inc.
     IRS Employer Identification No. 23-2716858

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group
                                                                         (a) [_]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds

     OO
--------------------------------------------------------------------------------

5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Commonwealth of Pennsylvania

(Page 3 of 16 Pages)

--------------------------------------------------------------------------------
              7.  Sole Voting Power
Number of
Common
Units             0
              ------------------------------------------------------------------
Beneficially
Owned by      8.  Shared Voting Power
Each
Reporting         24,525,004
              ------------------------------------------------------------------
Person
With          9.  Sole Dispositive Power

                  0
-----------------------------------------------------------------------------

             10.  Shared Dispositive Power

                  24,525,004
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

       24,525,004
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

       50.0%
--------------------------------------------------------------------------------

14.  Type of Reporting Person

       HC
--------------------------------------------------------------------------------

CUSIP No. 030975 10 6
--------------------------------------------------------------------------------

1.   Name of Reporting Person
     I.R.S. Identification Number of Reporting Person

     AmeriGas Propane, Inc.
     IRS Employer Identification No. 23-2786294

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group
                                                                         (a) [_]
                                                                         (b) [X]

(Page 4 of 16 Pages)

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds

     OO
--------------------------------------------------------------------------------

5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                7.   Sole Voting Power

Number of
Common
Units                0
                ----------------------------------------------------------------
Beneficially
Owned by        8.   Shared Voting Power
Each
Reporting            24,525,004
                ----------------------------------------------------------------
Person
With            9.   Sole Dispositive Power

                     0
--------------------------------------------------------------------------------
               10.   Shared Dispositive Power

                     24,525,004
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

      24,525,004
--------------------------------------------------------------------------------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             [_]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

      50.0%
--------------------------------------------------------------------------------

14.  Type of Reporting Person

      HC
--------------------------------------------------------------------------------

(Page 5 of 16 Pages)

CUSIP No. 030975 10 6
--------------------------------------------------------------------------------

1.    Name of Reporting Person
      I.R.S. Identification Number of Reporting Person

      Petrolane Incorporated
      IRS Employer Identification No. 23-2822807

--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group
                                                          (a)  [_]

                                                          (b)  [X]
--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds

      OO
--------------------------------------------------------------------------------

5.    Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                               [_]
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization

      Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                  7.   Sole Voting Power
Number of
Common                 0
Units            ---------------------------------------------------------------
Beneficially
Owned by          8.   Shared Voting Power
Each
Reporting              7,839,911
Person           ---------------------------------------------------------------
With              9.   Sole Dispositive Power

                       0
--------------------------------------------------------------------------------

                 10.   Shared Dispositive Power

                       7,839,911
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

       7,839,911
--------------------------------------------------------------------------------

(Page 6 of 16 Pages)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             [_]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

       16.0%
--------------------------------------------------------------------------------

14.  Type of Reporting Person

       HC
--------------------------------------------------------------------------------

THIS AMENDMENT NO. 1 to Schedule 13D ("Schedule 13D Amendment No. 1") is being filed by the Reporting Persons to report the December 16, 2002 acquisition of 9,891,074 Common Units of AmeriGas Partners, L.P. upon the automatic conversion of 9,891,074 Subordinated Units of AmeriGas Partners, L.P. pursuant to the terms of the Second Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P. (the "Partnership Agreement") and to report other changes to the
Schedule 13D filed by the Reporting Persons dated May 28, 1999 (the "Schedule 13D").

ITEM 1.  SECURITY AND ISSUER

The information contained in Item 1 of the Schedule 13D is hereby amended as follows:

       Common Units, representing limited partner interests
       AmeriGas Partners, L.P. (the "Partnership")
       460 North Gulph Road, King of Prussia, PA 19406

ITEM 2.  IDENTITY AND BACKGROUND

The information contained in Item 2 of the Schedule 13D is hereby amended as follows:

UGI Corporation

UGI Corporation, a Pennsylvania corporation ("UGI"), is a holding company that operates propane distribution, gas and electric utility and energy marketing businesses through subsidiaries. The address of UGI's principal business office is 460 North Gulph Road, King of Prussia, PA 19406.

The following tables provide certain information, as of the date of this
Schedule 13D Amendment Number 1, about the directors and executive officers of UGI. The business address of each person listed in the table is that of UGI's principal business office stated in this Item 2.

(Page 7 of 16 Pages)

--------------------------------------------------------------------------------
                                  UGI DIRECTORS
--------------------------------------------------------------------------------
Name                                Principal Occupation and Business Address
--------------------------------------------------------------------------------
Stephen D. Ban                      Director of the Technology Transfer Division
                                    of the Argonne National Laboratory;
--------------------------------------------------------------------------------
Thomas F. Donovan                   Director of UGI, UGI Utilities, Inc.,
                                    AmeriGas Propane, Inc. and Nuclear Electric
                                    Insurance Ltd.
--------------------------------------------------------------------------------
Richard C. Gozon                    Director of UGI, UGI Utilities, Inc.,
                                    AmeriGas Propane, Inc., AmeriSource Bergen
                                    Corp. and Triumph Group, Inc.
--------------------------------------------------------------------------------
Lon R. Greenberg                    Chairman, President and Chief Executive
                                    Officer
--------------------------------------------------------------------------------
Ernest E. Jones                     President and Chief Executive Officer of
                                    Philadelphia Workforce Development
                                    Corporation
--------------------------------------------------------------------------------
Anne Pol                            President and Chief Operating Officer of
                                    Trex Enterprises Corporation
--------------------------------------------------------------------------------
James W. Stratton                   Chairman, Chief Executive Officer and a
                                    director of Stratton Management Company
--------------------------------------------------------------------------------
Marvin O. Schlanger                 Principal in the firm of Cherry Hill
                                    Chemical Investments, LLC and Chairman and
                                    Chief Executive Officer of Resolution
                                    Performance Products
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                             UGI EXECUTIVE OFFICERS
--------------------------------------------------------------------------------
Name                                Principal Occupation and Business Address
--------------------------------------------------------------------------------
Eugene V. N. Bissell                President and Chief Executive Officer of
                                    AmeriGas Propane, Inc.
--------------------------------------------------------------------------------
Brendan B. Bovaird                  Vice President and General Counsel
--------------------------------------------------------------------------------
Robert J. Chaney                    President and Chief Executive Officer of UGI
                                    Utilities, Inc.
--------------------------------------------------------------------------------
Lon R. Greenberg                    Chairman, President and Chief Executive
                                    Officer
--------------------------------------------------------------------------------
Anthony J. Mendicino                Senior Vice President - Finance and Chief
                                    Financial Officer
--------------------------------------------------------------------------------
Bradley C. Hall                     Vice President - New Business Development
--------------------------------------------------------------------------------

During the last five years, neither UGI nor, to the best of UGI's knowledge, any person named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding as a result of which he or she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person named in this Item 2 is a citizen of the United States.

(Page 8 of 16 Pages)

AmeriGas, Inc.

AmeriGas, Inc., a Pennsylvania corporation and wholly-owned subsidiary of UGI ("AI"), is a holding company that operates a propane distribution business through subsidiaries. The address of AI's principal business office is 460 North Gulph Road, King of Prussia, PA 19406.

The following tables provide certain information, as of the date of this
Schedule 13D Amendment Number 1, about the directors and executive officers of AI. The business address of each person listed in the table is that of AI's principal business office stated in this Item 2.

--------------------------------------------------------------------------------
                                  AI DIRECTORS
--------------------------------------------------------------------------------
Name                                   Principal Occupation and Business Address
--------------------------------------------------------------------------------
Brendan P. Bovaird                     Vice President and General Counsel of UGI
                                       and AmeriGas Propane, Inc.
--------------------------------------------------------------------------------
Lon R. Greenberg                       Chairman, President and Chief Executive
                                       Officer of UGI, Chairman of AmeriGas
                                       Propane, Inc.
--------------------------------------------------------------------------------
Anthony J. Mendicino                   Vice President - Finance and Chief
                                       Financial Officer of UGI, President of AI
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                              AI EXECUTIVE OFFICERS
--------------------------------------------------------------------------------
Name                                   Principal Occupation and Business Address
--------------------------------------------------------------------------------
Brendan B. Bovaird                     Vice President and General Counsel
--------------------------------------------------------------------------------
R. Paul Grady                          Vice President
--------------------------------------------------------------------------------
William D. Katz                        Vice President
--------------------------------------------------------------------------------
Robert H. Knauss                       Vice President - Law, Associate General
                                       Counsel, Secretary
--------------------------------------------------------------------------------
Martha B. Lindsay                      Vice President - Finance and Chief
                                       Financial Officer
--------------------------------------------------------------------------------
Anthony J. Mendicino                   President
--------------------------------------------------------------------------------

During the last five years, neither AI nor, to the best of AI's knowledge, any person named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding as a result of which he or she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person named in this Item 2 is a citizen of the United States.

AmeriGas Propane, Inc.

AmeriGas Propane, Inc., a Pennsylvania corporation, direct wholly-owned subsidiary of AI and indirect wholly-owned subsidiary of UGI ("API"), is the sole general partner of the Partnership. As such, API conducts, directs and manages the activities of the Partnership. The Partnership is the nation's largest retail propane distributor. The address of API's principal business office is 460 North Gulph Road, King of Prussia, PA 19406.

(Page 9 of 16 Pages)

The following tables provide certain information, as of the date of this
Schedule 13D Amendment Number 1, about the directors and executive officers of API. The business address of each person listed in the table is that of API's principal business office stated in this Item 2.

--------------------------------------------------------------------------------
                                  API DIRECTORS
--------------------------------------------------------------------------------
Name                                  Principal Occupation and Business Address
--------------------------------------------------------------------------------
Lon R. Greenberg                      Chairman, President and Chief Executive
                                      Officer of UGI, Chairman of API
--------------------------------------------------------------------------------
Eugene V. N. Bissell                  Director, President and Chief Executive
                                      Officer of API
--------------------------------------------------------------------------------
Thomas F. Donovan                     Director of UGI, UGI Utilities, Inc.,
                                      AmeriGas Propane, Inc. and Nuclear
                                      Electric Insurance Ltd.
--------------------------------------------------------------------------------
Richard C. Gozon                      Director of UGI, UGI Utilities, Inc.,
                                      AmeriGas Propane, Inc., AmeriSource Bergen
                                      Corp. and Triumph Group, Inc.
--------------------------------------------------------------------------------
William J. Marrazzo                   Chief Executive Officer of WHYY, Inc.
--------------------------------------------------------------------------------
James W. Stratton                     Chairman, Chief Executive Officer and a
                                      director of Stratton Management Company
                                      Stratton  Management Co.
                                      Plymouth Meeting Executive Campus
                                      610 W. Germantown Pike, Suite 300
                                      Plymouth Meeting, PA 19462
--------------------------------------------------------------------------------
Steven A. VanDyck                     Chairman and Chief Executive Officer of
                                      Maritrans, Inc.
--------------------------------------------------------------------------------
Roger B. Vincent                      President of Springwell Corporation
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                             API EXECUTIVE OFFICERS
--------------------------------------------------------------------------------
Name                                  Principal Occupation and Business Address
--------------------------------------------------------------------------------
Eugene V. N. Bissell                  Director, President and Chief Executive
                                      Officer
--------------------------------------------------------------------------------
Brendan B. Bovaird                    Vice President and General Counsel
--------------------------------------------------------------------------------
Richard R. Eynon                      Controller and Chief Accounting Officer
--------------------------------------------------------------------------------
R. Paul Grady                         Senior Vice President - Operations and
                                      Chief Operating Officer
--------------------------------------------------------------------------------
William D. Katz                       Vice President - Human Resources
--------------------------------------------------------------------------------
Robert H. Knauss                      Vice President - Law, Associate General
                                      Counsel and Corporate Secretary
--------------------------------------------------------------------------------
Martha B. Lindsay                     Vice President - Finance and Chief
                                      Financial Officer
--------------------------------------------------------------------------------
David L. Lugar                        Vice President - Supply and Logistics
--------------------------------------------------------------------------------
Carey M. Monaghan                     Vice President - Business Transformation
                                      and Marketing
--------------------------------------------------------------------------------

During the last five years, neither API nor, to the best of API's knowledge, any person named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding as a result of which he or she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

(Page 10 of 16 Pages)
mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person named in this Item 2 is a citizen of the United States.

Petrolane Incorporated

Petrolane Incorporated, a Pennsylvania corporation, indirect wholly-owned subsidiary of UGI and AI and direct wholly-owned subsidiary of API ("Petrolane"), is a holding company. The address of Petrolane's principal business office is 460 North Gulph Road, King of Prussia, PA 19406.

The following tables provide certain information, as of the date of this
Schedule 13D Amendment Number 1, about the directors and executive officers of Petrolane. The business address of each person listed in the table is that of Petrolane's principal business office stated in this Item 2.

--------------------------------------------------------------------------------
                               PETROLANE DIRECTORS
--------------------------------------------------------------------------------
Name                                  Principal Occupation and Business Address
--------------------------------------------------------------------------------
Eugene V. N. Bissell                  Director, President and Chief Executive
                                      Officer of API
--------------------------------------------------------------------------------
Brendan P. Bovaird                    Vice President and General Counsel of UGI
                                      and API
--------------------------------------------------------------------------------
Martha B. Lindsay                     Vice President - Finance and Chief
                                      Financial Officer of AI and API
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          PETROLANE EXECUTIVE OFFICERS
--------------------------------------------------------------------------------
Name                                  Principal Occupation and Business Address
--------------------------------------------------------------------------------
Eugene V. N. Bissell                  President
--------------------------------------------------------------------------------
Brendan B. Bovaird                    Vice President and General Counsel
--------------------------------------------------------------------------------
Richard R. Eynon                      Controller
--------------------------------------------------------------------------------
Robert H. Knauss                      Vice President - Law, Associate General
                                      Counsel
--------------------------------------------------------------------------------
Martha B. Lindsay                     Vice President - Finance
--------------------------------------------------------------------------------

During the last five years, neither Petrolane, nor, to the best of Petrolane's knowledge, any person named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding as a result of which he or she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person named in this Item 2 is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The information contained in Item 3 of the Schedule 13D is hereby amended as follows:

Pursuant to the terms of the Partnership Agreement and based upon the achievement by the Partnership of certain cash-based and distribution requirements on December 16, 2002, all remaining 9,891,074 Subordinated Units of the Partnership, which represented limited

(Page 11 of 16 Pages)
partnership interests in the Partnership, automatically converted into 9,891,074 Common Units of the Partnership effective November 18, 2002 (the "Conversion"). The Conversion occurred without any action on the part of the holders of the Subordinated Units or any payment of cash or other consideration by any of the Reporting Persons.

ITEM 4.  PURPOSE OF THE TRANSACTION

The information contained in Item 4 of the Schedule 13D is hereby amended as follows:

UGI and AI, through their subsidiaries, have been the indirect beneficial owners of a majority ownership interest in the Partnership since the Partnership's formation. API, a wholly-owned subsidiary of AI and an indirect wholly-owned subsidiary of UGI, is the sole general partner of the Partnership. API conducts, directs and manages the activities of the Partnership. API, through its wholly-owned subsidiary Petrolane, which holds its Common Units for investment purposes, is the direct beneficial owner of a majority ownership interest in the Partnership.

Neither UGI, AI, API, Petrolane nor any person named in Item 2 has at this time any plans or proposals with respect to the Partnership that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to availability, price and applicable laws and regulations, UGI, AI, API, Petrolane and their directors and executive officers may purchase or otherwise acquire additional Common Units or other securities of the Partnership or may sell or otherwise dispose of any or all of such securities now owned or hereafter acquired on such terms and at such prices as each of them may from time to time determine.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The information contained in Item 5 of the Schedule 13D is hereby amended as follows:

As of the date of this Schedule 13D Amendment Number 1, UGI, AI and API beneficially own 24,525,004 Common Units. Of those Common Units, Petrolane beneficially owns 7,839,911 Common Units. Based on 49,432,358 Common Units outstanding as of November 29, 2002, such beneficial ownership represents, with respect to UGI, AI and API, approximately 50.0% of the outstanding class of Common Units and, with respect to Petrolane, approximately 16% of the outstanding class of Common Units.

UGI, AI and API share the power to vote or to direct the vote and power to dispose of or to direct the disposition of, 24,525,004 Common Units, which are indirectly held by UGI and AI and directly held by API. Of those Common Units, Petrolane shares with UGI, AI, and API the power to direct the vote and power to dispose of or to direct the disposition of, 7,839,911 Common Units.

The following table provides the beneficial ownership of Common Units by the directors and executive officers of UGI, AI, API and Petrolane as of October 31, 2002. None of the persons included in the table beneficially owns more than 1% of the Common Units. Unless specified in the footnotes to the table, each person included in the table has sole power to vote or to direct the vote, and the sole power to dispose of or to direct the disposition of, his or her Common Units.

(Page 12 of 16 Pages)

--------------------------------------------------------------------------------
            UGI, AI, API, PETROLANE DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------------------------------------------------------
Name                                 Number of Common Units Beneficially Owned
--------------------------------------------------------------------------------
Stephen D. Ban                                                                0
--------------------------------------------------------------------------------
Eugene V. N. Bissell                                                   12,750(1)
--------------------------------------------------------------------------------
Brendan B. Bovaird                                                      1,500(2)
--------------------------------------------------------------------------------
Thomas F. Donovan                                                         1,000
--------------------------------------------------------------------------------
Richard C. Gozon                                                          5,000
--------------------------------------------------------------------------------
Lon R. Greenberg                                                        6,500(3)
--------------------------------------------------------------------------------
Ernest E. Jones                                                               0
--------------------------------------------------------------------------------
Martha B. Lindsay                                                       5,488(4)
--------------------------------------------------------------------------------
William J. Marrazzo                                                           0
--------------------------------------------------------------------------------
Anthony J. Mendicino                                                   10,000(5)
--------------------------------------------------------------------------------
Anne Pol                                                                      0
--------------------------------------------------------------------------------
Marvin O. Schlanger                                                     1,000(7)
--------------------------------------------------------------------------------
James W. Stratton                                                       1,000(6)
--------------------------------------------------------------------------------
Steven A. VanDyck                                                         1,000
--------------------------------------------------------------------------------
Roger B. Vincent                                                          6,000
--------------------------------------------------------------------------------
Robert J. Chaney                                                              0
--------------------------------------------------------------------------------
Richard R. Eynon                                                          3,375
--------------------------------------------------------------------------------
R. Paul Grady                                                            15,550
--------------------------------------------------------------------------------
William D. Katz                                                           7,875
--------------------------------------------------------------------------------
Robert H. Knauss                                                          7,875
--------------------------------------------------------------------------------
David L. Lugar                                                                0
--------------------------------------------------------------------------------
Carey M. Monaghan                                                             0
--------------------------------------------------------------------------------

(1)  Mr. Bissell shares voting and dispositive power with his wife.
(2)  Mr. Bovaird shares voting and dispositive power with his wife.
(3)  Mr. Greenberg's adult children hold 4,500 of the Common Units shown
(4)  Ms. Lindsay's holds 400 of the Common Units shown with her children.
(5)  Mr. Mendicino shares voting and dispositive power with his wife.
(6)  Mr. Schlanger's wife has sole voting and dispositive power.
(7)  Mr. Stratton shares voting and dispositive power with his wife.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained in Item 6 of the Schedule 13D is hereby amended as follows:

Under the Partnership Agreement and as a result of the conversion of the remaining 9,891,074 Subordinated Units to 9,891,074 Common Units of the Partnership as described herein, there are no more outstanding Subordinated Units.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.    Title
-----------    -----

3 Second Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P. dated as of September 30, 2000 (incorporated by

(Page 13 of 16 Pages)
    reference to the Form 8-K filed by AmeriGas Partners, L.P. on October 13,
    2000)

4   Joint Filing Agreement pursuant to Exchange Act Rule 13d-1(k)(1)

5   Press Release issued December 16, 2002 by UGI

(Page 14 of 16 Pages)

                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2002                           UGI CORPORATION

                                        By: /s/ Margaret M. Calabrese
                                            -----------------------------------
                                            Name: Margaret M. Calabrese
                                            Title: Assistant Secretary

December 23, 2002                           AMERIGAS, INC.

                                        By: /s/ Robert H. Knauss
                                            -----------------------------------
                                            Name: Robert H. Knauss
                                            Title: Vice President

December 23, 2002                           AMERIGAS PROPANE, INC.

                                        By: /s/ Robert H. Knauss
                                            -----------------------------------
                                            Name: Robert H. Knauss
                                            Title: Vice President

December 23, 2002                           PETROLANE INCORPORATED

                                        By: /s/ Robert H. Knauss
                                            -----------------------------------
                                            Name: Robert H. Knauss
                                            Title: Vice President

(Page 15 of 16 Pages)